Exhibit 77D DWS Strategic
Government Securities Fund
(the ?Fund?)

At a meeting held November 14, 2007,
the Board of Trustees of DWS U.S.
Government Securities Fund approved
the following changes regarding the Fund, which became effective on or about
April 30, 2008:

Adding a global tactical asset allocation overlay strategy, which the Fund?s advisor calls iGAP (integrated Global Alpha Platform) and the amendment of the Fund?s investment policies as necessary for the Fund to invest in foreign bond futures and currency forwards or other instruments that are designed to achieve similar returns as part of the iGAP.

Also, the Fund?s name changed from
DWS U.S. Government Securities Fund to
DWS Strategic Government Securities Fund, to reflect the addition of the iGAP overlay strategy.



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